Ray McElhaney Work History

Mr. McElhaney currently serves as Lead Directror of SRC Energy, Inc., a publically traded oil and gas exploration Company on the NYSE Market. Mr. Mcelhaney is the current President of a private financial Company, Longhorn Investments, LLC. He was formerly the President of MCM Capital Management, Inc., a privately held financial management company. Mr. McElhaney is a seasoned executive with numerous appointments, directorships and consulting roles with both private and public companies in a variety of industries and business sectors. Mr. McElhaney has a strong bvackground in oil and gas exploration and management and was a former Officer and Director of Wyoming Oil and Minerals and a Director of United States Exploration, Inc., both publically traded companies. Mr. McElhaney was a managing partner in the Waco Pipeline, a natural gas gathering system. Over the course of his career, Mr. McElhaney has advised companies on M&A and equity deals, commercial finance transactions, stock offerings, spinoffs and joint venture arrangements. Mr. McElhaney has been involved as an owner breeder of Thoroughbred race horces since 1981. Mr.McElhaney received his Bachelor of Science Degree in Business Administration from the University of Northern Colorado in 1978.